

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

Bhargav Marepally
Chief Executive Officer
StoneBridge Acquisition Corp.
One World Trade Center
Suite 8500
New York, NY 10007

      Re: StoneBridge Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed June 28, 2023
          File No. 001-40613

Dear Bhargav Marepally:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Michael J. Blankenship